FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 5, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

(current denomination of Perdigão S.A.)
A Publicly Authorized Capital Company
CNPJ 01.838.723/0001-27

NOTICE TO THE MARKET

MINISTRY OF AGRICULTURE REMOVES BRF INDUSTRIAL UNIT FROM THE SPECIAL INSPECTION RULING

     BRF Brasil Foods announces that on Thursday afternoon, August 5, the Ministry of Agriculture, Fisheries and Supply (MAPA) removed the Company's Capinzal industrial unit in the state of Santa Catarina from the Special Inspection Ruling.

     In a note published in its site and in the light of the in-house controls already implemented by the Company, MAPA states that the analyzes undertaken by government technicians have found that BRF is already complying with standards established by the legislation with respect to the addition of water to whole and cut poultry products.

São Paulo, August 5, 2010.

Leopoldo Viriato Saboya
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 5, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director